Filed Pursuant to Rule 433
Dated October 24, 2006
Registration Statement
No. 333-132807

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Senior Unsecured Fixed Rate Notes)

Issuer:	General Electric Capital Corporation
Ratings:	Aaa/AAA
Trade Date:	October 24, 2006
Settlement Date (Original Issue Date):	October 27, 2006
Maturity Date:	October 27, 2009
Principal Amount:	US$700,000,000
Price to Public (Issue Price):	99.855%
Agents Commission:	0.15%
All-in Price:	99.705%
Accrued Interest:	N/A
Net Proceeds to Issuer:	US$697,935,000
Treasury Benchmark:	4.875% due August 15, 2009
Treasury Yield:	4.851%
Spread to Treasury Benchmark:	Plus 0.452%
Re-offer Yield:	5.303%
Interest Rate Per Annum:	5.250%
Interest Payment Dates:	Semi-Annually on April 27 and October 27 of each year, commencing April 27, 2007 and ending on the Maturity Date

Page 2
Filed Pursuant to Rule 433
Dated October 24, 2006
Registration Statement
No. 333-132807

Day Count Convention:	30/360
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
CUSIP:	36962GZ31
ISIN:	N/A
Common Code:	N/A

Plan of Distribution:

The Notes are being purchased by the underwriters listed below (collectively, the "Underwriters"), as principal, at 99.885% of the aggregate principal amount less an underwriting discount equal to 0.15% of the principal amount of the Notes.

Institution Lead Managers:	Commitment
J.P. Morgan Securities Inc.	$350,000,000
Lehman Brothers Inc.	$350,000,000

Total	$700,000,000

GE Capital Markets, Inc. will act as a sales agent in connection with the offering and will receive a fee from the underwriters equal to 0.05% of the principal amount of the notes.

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Additional Information:

At June 30, 2006, the Company had outstanding indebtedness totaling $382.374 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at June 30, 2006, excluding subordinated notes payable after one year, was equal to $379.581 billion.

Page 3
Filed Pursuant to Rule 433
Dated October 24, 2006
Registration Statement
No. 333-132807

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:
Year Ended December 31,					Six Months ended June 30,
2001	2002	2003	2004	2005	2006

1.56	1.62	1.71	1.82	1.66	1.62

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, the issuer or the underwriter(s) participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. at 1-212-834-4533, Lehman Brothers Inc. at 1-888-603-5847, or Investor Communications of the issuer at 1-203-357-3950.